[ICF INTERNATIONAL, INC. LETTERHEAD]

September 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Kevin R. Woody, Branch Chief

Re:          ICF International, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed on March 1, 2013

File No. 001-33045

Dear Mr. Woody:

Thank you for your letter dated August 29, 2013 setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on the above-referenced Form 10-K for the fiscal year ended December 31, 2012, filed by ICF International, Inc. (“ICF”). Set forth below is the response of ICF to the comment.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Note B—Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-9

1.

We note that you estimate the fair value of your reporting unit using a market based approach, which includes certain premiums that should be included for an accurate assessment of fair value. Please tell us and revise future periodic filings to include a discussion of the nature of these premiums, how these premiums are calculated, and why these premiums are appropriate for an accurate assessment of fair value.

In our annual goodwill impairment review, we conducted a market comparison in which we assessed implied control premiums paid in excess of market price in acquisitions of publicly-traded companies occurring within the past six years. In our comparison, we take into consideration the market, industry, geographic location, and other relevant information of such companies in order to identify companies similar to us. The implied control premiums for each of the acquisitions are calculated by comparing the per share prices one month prior to the transaction to the per share purchase price. Based on analysis of the arithmetic mean of the implied control premium for various time frames within the six year period, we selected an appropriate control premium and applied it to our market capitalization as of September 30, 2012. We view premiums paid in excess of market price to be derived from potential synergies and benefits gained as a result of an acquisition, and accordingly, we feel the inclusion of these premiums in our determination of fair value is appropriate.

We will revise all future periodic and annual filings to include this disclosure.

I, James Morgan, Executive Vice President and Chief Financial Officer of ICF, on behalf of ICF, acknowledge that:

●	ICF is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	ICF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to ICF’s filings and the opportunity to provide the foregoing response to the Staff’s comment. If you wish to discuss the foregoing response to your comment, please call me at (703) 934-3050.

Very truly yours,

By:	/s/ James Morgan

James Morgan